SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 November, 2004

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                                                                                       DESCRIPTION

99.1                                                                                                                                                                Listing Particulars - 29 November, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 November, 2004                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

29 November 2004

Cambridge Antibody Technology Group plc

Listing Particulars relating to the issue of 10,217,983 new ordinary shares of 10 pence each in connection with a subscription by AstraZeneca

A copy of the above document dated 26 November 2004 has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7676 1000

The above document will also be available in printed form on request and free of charge during normal business hours until 16 December 2004 at the office of the Company's registrar's, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgewater Road, Bristol, BS99 7NH or by contacting the Company Secretary, Cambridge Antibody Technology Group plc, Milstein Building, Granta Park, Cambridge CB1 6GH.

For further information contact:

Justin Hoskins
Tel: 01223 471471
Cambridge Antibody Technology Group plc.

END